NEWS RELEASE

PERPETUAL ENERGY INC. RELEASES THIRD

QUARTER 2010 FINANCIAL AND OPERATING RESULTS, INCREASES 2010 CAPITAL BUDGET FOR LIQUIDS-RICH WILRICH DEVELOPMENT, ADVISES ON Q1 2011 CAPITAL SPENDING

AND ANNOUNCES NOVEMBER DISTRIBUTION

Calgary, Alberta – November 8, 2010 (TSX: PMT) - Perpetual Energy Inc. (“Perpetual”, the “Corporation” or the “Company”) is pleased to release its financial and operating results for the three and nine months ended September 30, 2010. Perpetual’s natural gas price hedging program combined with strong operating results led the Corporation to post strong funds flow for the third quarter of 2010 despite extremely weak natural gas prices related to high gas storage levels and concerns about new supply.  A copy of Perpetual’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and nine months ended September 30, 2010 and 2009 can be obtained through the Corporation’s website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

Perpetual has committed significant capital to date in 2010 towards understanding the technical and commercial viability of a number of its potentially high impact resource-style opportunities. The results to date from the liquids-rich gas play in the Wilrich sand at Edson, the Cardium oil evaluation program and the first of three Montney evaluation wells at Elmworth in west central Alberta have been very positive and have demonstrated that they are worthy of continued investment. To build on this, the Board of Directors of Perpetual has approved an expansion of the Corporation’s 2010 exploration and development capital expenditure budget from $81 million to $112 million. With exploration and development spending to the end of the third quarter totaling $77 million, fourth quarter expenditures are expected to be approximately $35 million. Plans for the fourth quarter will be focused largely on the Wilrich play. Additional capital will be spent to complete the Cardium evaluation program in the Carrot Creek/Edson area.

In addition, the Board of Directors of Perpetual has approved a $48 million capital budget for the first quarter of 2011. First quarter 2011 expenditures will be directed principally toward the advancement of these same large-scope, resource-style oil and liquids-rich gas opportunities in the Wilrich at Edson, the Cardium at Carrot Creek, and the Montney formation at Elmworth where Perpetual’s capital activities will be funded by its partner while completing their earning obligation.  In addition, plans are in place to evaluate several of the Company’s high potential bitumen opportunities with the drilling of a total of 10 wells at Liege, Panny and Hoole.

Perpetual also advises that its dividend to be paid on December 15, 2010 in respect of income received by Perpetual for the month of November 2010, for shareholders of record on November 22, 2010, will be $0.03 per share. Perpetual is reducing its dividend in order to enhance its ability to direct capital to its high impact resource play opportunities having regard to current weakness in natural gas prices.  The ex-dividend date is November 18, 2010. The November 2010 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.294 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Further, there will be no shares available under either the Premium DividendTM or dividend reinvestment component of its Premium DividendTM and Dividend Reinvestment Plan (the “Plan”) for the Corporation’s November dividend payable on December 15, 2010 and until further notice. Shareholders who had elected to participate and were currently enrolled in either the Premium DividendTM or the dividend reinvestment component of the Plan will receive cash dividends on the payment date. At such time as the Corporation elects to reinstate either or both components of thePlan, shareholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

Third Quarter Summary

Corporate

•

On June 30, 2010, the previously announced plan of arrangement (the "Arrangement") involving Perpetual, Paramount Energy Trust (the "Trust”) and Paramount Energy Operating Corp. pursuant to which the Trust converted into the Corporation was completed. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units of the Trust on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust's outstanding convertible debentures which are now convertible debentures of the Corporation. Trading of the common shares of Perpetual Energy began on July 6, 2010.

Capital Activity

•

Exploration, development and land expenditures totaled $27.6 million and $77.2 million for the three and nine months ended September 30, 2010 as compared to $8.2 million and $55.7 million for the comparable periods in 2009. The increased spending was primarily targeting new ventures areas and in west central Alberta, delineating several of the Company’s high-impact oil and liquids-rich gas plays.

•

Spending in west central Alberta for the current quarter totaled $12.8 million, including drilling three new wells (2.6 net) and completion of wells in the Edson and Carrot Creek areas.

•

A primary focus of Perpetual’s 2010 exploration program has been to determine the productivity of the Cardium formation across the Carrot Creek and Edson areas through the use of horizontal drilling and multi-stage fracture completion technologies.  To date, Perpetual has participated in five (3.3 net) wells, each testing a different and independent part of the Cardium reservoir, of which two wells (1.5 net) were drilled in the current quarter.  The average production per well for the first 30 days was approximately 175 BOE/d for the first four wells. The fifth and final well is currently testing.

•

An exploration program targeting the liquids-rich Wilrich sand was undertaken during the third quarter.  Three vertical wells were re-completed and one horizontal well (1.0 net) has been drilled and put on production during the quarter.  In the first 30 days, the horizontal well had an average rate of 4.3 MMcf/d raw gas and 40 bbls/MMcf of natural gas liquids and condensate.  An additional three horizontal wells (3.0 net) are expected to be drilled and completed prior to year end.  An expansion of the compression and gathering system from 10 MMcf/d to 30 MMcf/d has been initiated to accommodate the anticipated production growth.  Perpetual anticipates that the volumes from the new wells will be placed on production later in 2010 once the facility construction is completed.  A total of 40 gross (33 net) horizontal locations have been identified for further development at Edson.

•

During the quarter, drilling operations were completed on the first of three horizontal wells targeting liquids-rich gas in the Montney formation at Elmworth in west central Alberta. Perpetual is being carried by its partner for all costs of the drilling of the first three Elmworth wells. One horizontal well (0.5 net) has been drilled to date and is undergoing completion operations.  A second horizontal well (0.5 net) is drilling in the lateral section.  A multi-stage fracture stimulation has been conducted recently on the first well and during clean up the well was flowing at 7.5 MMcf/d of raw gas and associated hydrocarbon liquids. Further testing will be done in the fourth quarter to determine the ultimate deliverability and nature of the gas to liquids ratio. A third well (0.4 net) is expected to be spud prior to year end. In total at Elmworth, the Company has 78 sections of Montney rights, with 120 gross (60 net) horizontal locations identified on the north and east land blocks which comprise 40 gross sections. Additional exploration activities beyond those currently planned will be required to evaluate the prospectivity of the remaining 38 sections of land on the Company’s western land block.

•

Perpetual was also active in eastern Alberta, drilling a total of 19 gross (18.9 net) wells, including six gross (6.0 net) shallow gas wells at Craigend, four gross (3.9 net) shallow gas wells at Birchwavy east and nine gross (9.0 net) heavy oil wells at Birchwavy east.

•

Facility construction proceeded as planned on the Warwick Gas Storage Inc. (“WGSI”) project, totaling $23.1 million during the third quarter of 2010. Third quarter capital activity included expenditures toward the purchase and installation of compression facilities designed to allow for winter withdrawals. Overall spending on development of the gas storage reservoir and facility in the first nine months of 2010 was $46.3 million. Capital activities for the fourth quarter of 2010 are budgeted at $7 million, including funds for the completion of the facility for withdrawal and to drill, complete and tie-in one well for additional withdrawal capability. The WGSI facility is fully operational for natural gas injection, which commenced on May 1, 2010 at rates of up to 175 MMcf/d of third party natural gas. Withdrawal will commence as scheduled in the fourth quarter of 2010.

Production and Pricing

•

Average actual and deemed production for the three months ended September 30, 2010 increased three percent year over year from 169.9 MMcf/d to 175.6 MMcfe/d. Average actual production measured 151.0 MMcfe/d for the three months ended September 30, 2010 as compared to 152.4 MMcfe/d reported in the same period of 2009. Total average production for the nine months ended September 30, 2010 decreased four percent to 155.2 MMcfe/d from 161.6 MMcfe/d in the 2009 period due to the Legend shut-in and non-core property dispositions in 2009, partially offset by the increase in production associated with the Profound, Ukalta and Edson acquisitions and subsequent development of the west central assets.

•

Total operating costs decreased 11 percent to $24.9 million ($1.79 per Mcfe) for the three months ended September 30, 2010 from $27.9 million ($1.99 per Mcfe) for the same period in 2009, due to decreases in repair and maintenance expenses and property taxes. Included in operating costs are expenses related to the operation of the WGSI  facility, which totaled $0.9 million for the third quarter. Excluding gas storage expenses, operating costs decreased 14 percent to $1.71 per Mcfe for the third quarter of 2010. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency.

•

The Corporation’s realized gas price was $6.18 per Mcfe for the three months ended September 30, 2010, an 18 percent decrease from the comparable quarter in 2009. The 2009 figure included realized gains on financial instruments totaling $56.3 million as compared to gains of $29.4 million for the current period.

Financial

•

Funds flow decreased to $46.1 million ($0.32 per share) from $59.6 million ($0.49 per share) for the third quarter of 2009 primarily due to lower revenues due to lower realized gains on financial instruments and higher royalty expenses for the current quarter, partially offset by a reduction in operating costs and an increase in gas over bitumen royalty adjustments in the current period. Funds flow netbacks for the quarter decreased 22 percent to $3.31 per Mcfe from $4.25 per Mcfe in the third quarter of 2009.

•

The Corporation reported a net loss of $1.7 million ($0.01 per basic and diluted common share) for the three months ended September 30, 2010 as compared to a net loss of $44.7 million ($0.36 per basic and per diluted common share) for the 2009 period. The lower net loss is due to an increase in unrealized gains on financial instruments and $6.2 million in gains on non-core property dispositions, partially offset by higher depletion, depreciation and amortization charges and lower funds flows for the current quarter.

•

Net bank debt was reduced by $38.6 million during the third quarter of 2010 to $256.9 million from $295.5 million at June 30, 2010.

Dividends

•

Dividends payable for the third quarter of 2010 totaled $0.15 per common share, comprised of $0.05 per share paid on August 16, September 15 and October 15, representing a payout ratio of 47.3 percent of funds flow as compared to 30.7 percent for the third quarter of 2009.

Subsequent Events

•

Perpetual had an 89 percent ownership interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada.  The remaining 11 percent was owned by employees of Severo, Perpetual and several private investors. On October 4, 2010, the Corporation’s wholly-owned subsidiary, Perpetual Operating Trust (“POT”), successfully acquired all of the issued and outstanding shares of Severo  (the “Acquisition”) not already owned by POT.  Following the Acquisition, all of the assets and undertakings of Severo Energy Corp., Severo Acquisitions Ltd. and Severo Energy Partnership were transferred to POT. Since the Corporation has retained control of Severo, the results, assets and liabilities of this entity have been included in Perpetual’s financial statements.

•

As current and forward gas prices have reached what the Company believes to be unsustainably low levels over the past several weeks the Company has bought back the majority of its forward sale positions, crystallizing gains of $37 million related to in-the-money hedges for future periods. The mark-to-market value of the Corporation’s remaining physical forward sales arrangements at November 8, 2010 is approximately $6.2 million. As a result of the above activities, Perpetual’s net bank debt currently stands at approximately $225 million. A reconciliation of realized gains on financial instruments to date in 2010 is as follows:

Realized gains on financial instruments	($ millions)
Realized gains for the nine months ended September 30, 2010	105.6
Settlement of October and November 2010 natural gas financial hedging contracts	12.0
Early termination gains realized on December 2010 – March 2012 financial hedging contracts	36.6
Realized gains on financial instruments to date in 2010	154.2

Outlook and Sensitivities

The Board of Directors of Perpetual has approved an expansion of the Corporation’s 2010 exploration and development capital expenditure budget from $81 million to $112 million. Fourth quarter exploration and development expenditures are expected to total approximately $35 million. The expansion of the 2010 program is driven by Perpetual’s recent success in the Wilrich play at Edson. Plans for the fourth quarter include the drilling of three gross (3.0 net) additional horizontal wells targeting the liquids-rich Wilrich formation as well as expansion of the compression facility from 10 MMcf/d to 30 MMcf/d to accommodate future production increases from this area. Additional capital will also be spent to complete the Cardium evaluation program in the Carrot Creek/Edson area.

The Board of Directors approved the full development of the Warwick gas storage project in June 2010. Spending in the fourth quarter of 2010 is expected to be $7 million to complete the facility for winter withdrawals and to drill one additional well to enhance the reservoir’s deliverability capability. Combined with the increased exploration and development spending, Perpetual expects to spend a total of $42 million in the fourth quarter of 2010.

The following sensitivity table reflects, for the fourth quarter of 2010, Perpetual’s projected realized gas price, monthly funds flow and payout ratio, adjusted for the current monthly dividend of $0.03 per common share for the last two months of 2010, as well as projected ending net debt at certain AECO natural gas price levels. These sensitivities incorporate revenue from the Corporation’s recently settled financial hedges, current outstanding physical forward sales contracts, 2010 capital expenditures of $112 million and related production additions, receipt of the $10 million in additional gas storage funding that is currently held in escrow, full year operating costs of $97 million, cash general and administrative expenses of $34 million and an interest rate on bank debt of four percent.

Fourth Quarter 2010 – Funds Flow Outlook	Average AECO Monthly Index Gas Price October to December 2010 ($/GJ)
	$3.00	$4.00	$5.00
Oil and natural gas production (MMcfe/d)	142	142	142
Realized gas price ($/Mcfe) (1)	7.24	7.50	7.75
Funds flow from Warwick Gas Storage	3	3	3
Total funds flow ($millions) (2)(4)	58	66	73
Per Share ($/Share/month)	0.133	0.151	0.167
Payout ratio (%) (2)	27	24	22
Ending net bank debt ($millions) (2)(3)	245	237	230
Convertible debentures outstanding ($millions)	235	235	235
Gas storage funding arrangement liability ($millions) (4)	42	42	42
Ending net debt ($millions) (2)(3)(4)(5)	522	514	507
Ending net bank debt to funds flow ratio (times) (5)	1.1	0.9	0.7
Ending total net debt to funds flow ratio (times) (5)	2.3	1.9	1.7

(1)

Perpetual’s weighted average forward price on an average of 10,000 GJ/d for December 2010 is $7.75 per GJ. The current settled and forward average AECO price for October to December 2010 is $3.52 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Assumes fourth quarter capital spending of $35 million for exploration and development and $7 million for Warwick gas storage.

(4)

The gas storage funding arrangement reflects a future delivery obligation of 8 Bcf of natural gas to the counterparty in the first quarter of 2014.

(5)

Calculated as ending net debt (including convertible debentures and the gas storage funding arrangement) divided by annualized funds flow. The Corporation’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015.

In addition, the Board of Directors of Perpetual has approved a $48 million capital budget for the first quarter of 2011. First quarter expenditures in 2011 will be directed principally toward the advancement of Perpetual’s large-scope resource-style opportunities including:

•

The drilling of three gross (3.0 net) wells targeting the liquids-rich Wilrich sand in the Edson area of west central Alberta;

•

The drilling of three gross (1.8 net) horizontal wells targeting oil in the Cardium formation in the greater Pembina area;

•

Tie-in operations for the Elmworth Montney play to establish production from the three Montney evaluation wells; and

•

The drilling of 10 gross (10 net) oilsands evaluation wells in northeast Alberta as part of the process of quantifying and evaluating Perpetual’s significant heavy oil/bitumen landholdings at Liege, Hoole and Panny.

In addition four gross (4.0 net) strategic wells will be drilled and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base.

As a result of the increased capital spending program in the fourth quarter of 2010 Perpetual expects to exit the fourth quarter of 2010 at a production capability of 156 MMcfe/d. First quarter 2011 production is expected to average 143 MMcfe/d, including an estimate of up to six percent downtime related to cold weather which generally occurs in the winter months in Perpetual’s northern shallow gas properties.  Giving effect to the planned first quarter capital program, Perpetual expects to exit the first quarter of 2011 with production capability of 162 MMcfe/d.

During the first quarter of 2011 Perpetual will make a determination as to the extent and scope of its capital activities for the final three quarters of 2011 based on the results of its fall 2010 and winter 2010-2011 programs and commodity prices at that time.

Forward-Looking Information

Certain information regarding Perpetual Energy in this news release including management's assessment of future plans and operations and including the information contained under the heading “Outlook and Sensitivities” above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding expected access to capital markets; potential reinstatement of the Premium DividendTM and Dividend Reinvestment Plan; forecast production, production capability, operations, funds flows, and timing thereof; forecast and realized commodity prices; forecast, funding and allocation of capital expenditures; projected use of funds flow; planned drilling and development and the results thereof; estimated payout ratios; estimated ending net debt; marketing and transportation; reserve estimates; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Conference Call and Webcast

Perpetual will be hosting a conference call and webcast at 9:00 a.m., Mountain Time, Tuesday November 9, 2010 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area – 1-647-427-7450; outside Toronto – 1-888-231-8191. For a replay of this call please dial: Toronto and area – 1-416-849-0833; outside Toronto – 1-800-642-1687, passcode 19103968 until Tuesday November 16, 2010. To participate in the live webcast please visit www.perpetualenergyinc.com or http://webx.newswire.ca/click/?id=3ac50ec69c2a943. The webcast will also be archived shortly following the presentation.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”, respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com .

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended September 30			Nine Months Ended September 30
($Cdn thousands except volume and per share amounts)	2010	2009	% Change	2010	2009	% Change
Financial
Revenue, including realized gains and losses on financial instruments	90,626	105,274	(14)	305,943	339,741	(10)
Funds flow (1)	46,078	59,599	(23)	166,656	191,938	(13)
Per common share (2)	0.32	0.49	(35)	1.19	1.66	(28)
Net earnings (loss)	(1,710)	(44,679)	(96)	(8,671)	24,945	(135)
Per common share (2)	(0.01)	(0.36)	(97)	(0.06)	0.22	(127)
Dividends	21,806	18,324	19	62,355	57,028	9
Per common share (3)	0.15	0.15	-	0.45	0.49	(8)
Payout ratio (%) (1)	47.3	30.7	54	37.4	29.7	26
Total assets	1,130,424	1,099,869	3	1,130,424	1,099,869	3
Net bank and other debt outstanding (4)	256,908	295,549	(13)	256,908	295,594	(13)
Convertible debentures, at principal amount	234,897	230,168	2	234,897	230,168	2
Gas storage arrangement	31,703	-	100	31,703	-	100
Total net debt (4)	523,508	525,717	-	523,508	525,717	-
Shareholders’ equity	282,740	268,611	5	282,740	268,611	5
Capital expenditures
Exploration and development	27,563	8,225	235	77,191	55,651	39
Gas storage	23,104	2,441	846	46,269	2,441	1,795
Acquisitions, net of dispositions	(15,879)	18,723	(185)	84,906	114,376	(26)
Other	101	105	(4)	375	244	54
Net capital expenditures	34,889	29,494	18	208,741	172,712	21
Common shares outstanding (thousands)
End of period	146,239	123,955	18	146,239	123,955	18
Weighted average	144,969	121,452	19	139,706	115,861	21
Share Options outstanding	11,444	7,201	59	11,444	7,201	59
Shares outstanding at November 5, 2010	147,496			147,496
Operating
Production
Total natural gas (Bcfe) (7)	13.9	14.0	(1)	42.4	44.1	(4)
Daily average natural gas (MMcfe/d) (7)	151.0	152.4	(1)	155.2	161.6	(4)
Gas over bitumen deemed production (MMcf/d) (5)	24.6	17.5	41	25.1	18.1	39
Average daily (actual and deemed - MMcfe/d) (5)	175.6	169.9	3	180.3	179.7	-
Per Share (cubic feet equivalent/d/Unit) (2)	1.21	1.40	(13)	1.29	1.55	(17)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	4.03	3.41	18	4.53	4.29	6
Including financial hedging and physical forward sales (6)	6.18	7.51	(18)	7.09	7.69	(8)
Land (thousands of net acres)
Undeveloped land holdings	1,722	2,009	(14)	1,722	2,009	(14)
Drilling (wells drilled gross/net)
Gas	12/11.9	4/3.8	200/213	45/41.9	42/35.2	7/19
Gas Storage	-/-	-/-	-/-	6/6	-/-	100/100
Oil	11/10.6	-/-	100/100	11/10.6	-/-	100/100
Dry	-/-	-/-	-/-	1/1	-/-	100/100
Total	23/22.5	4/3.8	475/492	63/59.5	42/35.2	50/69
Success rate (%)	100/100	100/100	-/-	98/98	100/100	(2)/(2)

(1)

These are Non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average common shares outstanding for the period.

(3)

Based on common shares outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities and the current portion of convertible debentures. Total net debt includes convertible debentures measured at principal amount and the gas storage arrangement. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”) or its successor, the Energy Resources Conservation Board (“ERCB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(7)

Production amounts are based on the Corporation’s interest before royalties.